Filed by Charles River Laboratories International, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Inveresk Research Group, Inc Commission File No.: 333-118257

Forward-Looking Statements

This transcript includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These statements are based on current expectations and beliefs of Charles River Laboratories (“Charles River”) and Inveresk Research Group, Inc (“Inveresk”), and involve a number of risks and uncertainties that could cause actual results to differ materially from those stated or implied by the forward-looking statements. Those risks and uncertainties include, but are not limited to: 1) the possibility that the companies may be unable to obtain stockholder or regulatory approvals required for the merger; 2) problems may arise in successfully integrating the businesses of the two companies; 3) the acquisition may involve unexpected costs; 4) the combined company may be unable to achieve cost-cutting synergies; 5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and 6) the industry may be subject to future regulatory or legislative actions and other risks that are described in Securities and Exchange Commission (SEC) reports filed by Charles River and Inveresk. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Charles River and Inveresk. Charles River and Inveresk assume no obligation and expressly disclaim any duty to update information contained in this filing except as required by law.

Additional Information

This document may be deemed to be solicitation material in respect of the proposed merger of Charles River and Inveresk. On August 16, 2004, Charles River filed with the SEC a registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting part thereof. SHAREHOLDERS OF CHARLES RIVER AND SHAREHOLDERS OF INVERESK ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE DEFINITIVE REGISTRATION STATEMENT, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Charles River and shareholders of Inveresk. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from Charles River Laboratories, 251 Ballardvale Street, Wilmington, MA 01887, Attention: General Counsel, or from Inveresk Research Group, 11000 Weston Parkway, Cary, North Carolina 27513, Attention: Secretary. In addition, shareholders may access copies of the documentation filed with the SEC by Charles River on Charles River’s website at www.criver.com and shareholders may access copies of the documents filed with the SEC by Inveresk on Inveresk’s website at www.inveresk.com.

Charles River, Inveresk and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed transactions. Information regarding Charles River’s directors and executive officers is available in Charles River’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on April 9, 2004, and information regarding Inveresk’s directors and executive officers is available in Inveresk’s proxy statement for its 2004 annual meeting of shareholders, which was filed with the SEC on March 31, 2004. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available

The following is a transcript of remarks by Jim Foster, CEO of Charles River Laboratories International, Inc. at the Thomas Weisel Partners Healthcare Conference on September 9, 2004:

Charles River Laboratories Conference Call
September 9, 2004

Paul Knight, Analyst, Thomas Weisel Partners: I’m Paul Night and this is Jim Foster to my left, the CEO of Charles River. He’s going to give a brief overview of the Company and then we’ll just run it with Q&A after that. Jim, do you want to start?

Jim Foster, President, Charles River Laboratories: Sure. Good morning. Safe Harbor provision (inaudible).

OK, just to give you an update, for those of you who have not been following the company, we announced a signing of the merger agreement with Inveresk sometime ago, and we had a press release out, I guess, last night, indicating that the record day would be September 13th, and that both companies would have shareholder meetings on October 20th to approve the deal. So it’s moving forward well and we anticipate we’ll have no problems finalizing the deal, and as we’ve said several times, it’s really a transformational deal, dramatically changing Charles River in a variety of ways. So this is sort of what it looks like.

The best way to think of the Company is we have a footprint from discovery all the way through to market approval, and we reckon that our role is to help pharmaceutical drug companies really advance the drug development process. And if you look at the pie chart, you see that our research model and services business, which is the sort of primary business that Charles River started in, post the deal will be about 44% of our revenue. The preclinical business, which is a combination of Charles River’s preclinical business, and Inveresk will be nearly the same size, and then we’ll have a clinical piece that’ll be about 13%.

You see, those are LTM numbers, so 960 million on a combined basis for the last 12 months, operating margins of 21%. Charles River did 24 ½% last quarter. Inveresk did 18. So that’s the blended result, and we’re quite confident that we have an entity that has really nice growth metrics going forward, both on the top as well as the bottom line. We end up with North American footprint of about 64% I think it was. Europe gets bigger for us because Inveresk has a large facility in Scotland; 25% or so, and Japan, a little less than 9, and on a customer base, we have 84% would be pharma and biotech the balance of the academics. And still we have no client that accounts for more than 5% of our gross revenue. So customer concentration continues to be quite positive.

So just to take a look at the pieces quickly, the research model and services business, which I said is the sort of essence of Charles River. We continue obviously to have a leading market share position there. We’ll continue to have a premium price point on the pricelist basis 10 to 25% higher than the competition. Real-life, it’s probably 20 to 35% higher than the competition because there’s a fair amount of discounting.

How do we get a price premium? We have significantly more scientific depth, but primarily we spend a lot more money on facilities and infrastructure to ensure that we have a higher quality product, and so we don’t have disruption. And you see the picture on the lower left; that’s what it looks like inside of one of our animal runs, there’s over 150 of those in the world, and they are extremely efficient and clean. The whole deal here is to keep the animals clean from the filthy people who work in the room. And there’s no propensity for any cross contamination, so should a room come down with a virus, there’s no way for it to spread, and our clients who are in the drug development process have no tolerance for delays or shortages in animal supplies, so they pay us the premium to especially insure that they won’t be delays, and we’ve been able to deliver on that.

Disease models have become a very important part of the animal business; probably the most important part going forward. That’s a word descriptor of animal models that have been genetically created. So the knock-ins or knock-outs to have specific disease states, and those of you who follow this industry closely know the sort of buzzwords, these days of translational medicine. That’s about the notion of what the translational information — is the information that you get out of animals really translatable to humans?

And if it is, great, and if it isn’t, probably not a very good model. So obviously as the animal models become really proxies for human patients and human diseases, the translatability hopefully should be a lot higher. So we have models now in diabetes and cardiovascular in particular, and a whole range of that hopefully we’ll be able to bring in-house. We don’t create the models ourselves, our clients do that.

We have a services business that’s the offshoot of our lab animal production business. We have a transgenic services business; we call it our animal hotel business, where clients create genetically altered animals and we perform a whole range of services on them, a very high growth, high margin business that we are adding facilities throughout the world and, clearly, the primary provider throughout the world for that. And then we have a large consulting and staffing business where we’re going in managing animal colonies for others, primarily the government and universities who haven’t been able to do that in an effective health disease-free state.

Just quickly, anecdotally, the animal models on the bottom there, important ones, the one on the lower right, there’s an immunocompromised mouse, continues to be the primary animal model for oncology work and infectious disease work, and it continues to be a model that we are working diligently to make enough of, because they’re in such high demand. The animal model in the middle is another one of the classic disease models, it’s a JCR rat, which is in addition to being quite heavy, is spontaneously hypertensive, and obviously great models for cardiovascular and hypertensive work. So that’s our research model business.

The preclinical business, I noticed is the combined businesses of primarily toxicology business, with specialization in infusion inhalation and reproductive toxicology. For those of you who again follow the market closely, the biologics will be delivered either intravenously or nasally; there’s no pill and it doesn’t look like there’s going to be any. And so Inveresk has the world’s largest inhalation toxicology business. I was meeting with the head of toxicology for one of the top three pharma companies the other day to said, “We will never do inhalation toxicology. We don’t do that here. It’s too expensive, it’s too complicated. Other people do it better. We’ll outsource all of that.” And so obviously to have a company that is the world’s leader in it, particularly going forward, with the hope and promised of biologics being proved should be powerful.

We have a growing interventional and surgical services business. That’s a fancy word for we do safety testing for medical devices. Obviously primarily cardiovascular devices and secondarily orthopedic devices. We’ve a market leadership position in that business, and that should grow nicely. Charles River had a U.S. biosafety testing business; that’s testing large molecules, and Inveresk had a European one. Now, we have a larger worldwide capability. We have a second-tier position in that business, but now a stronger worldwide second-tier position, and we intend to be a serious player in that field.

And the last piece here, is antitoxin testing. The device on the right is a new device that we’ve launched, a hand-held device, to drive our antitoxin testing business into larger markets than we have now. For those of you who don’t know what it is, antitoxin testing is a legal requirement by the FDA for all injectable drugs and medical devices to ensure that they haven’t become contaminated in the manufacturing process. So that’s a business with legs and long-term capability. Terrific operating margin metrics, substantially higher than Charles River as a whole. By the way, we did 24.5% last quarter, so it’s substantially higher than that.

So if we look at the preclinical business, again, post the merger, we’re going to have a lot of repeat clients because that’s what both companies have right now. There’s clearly an increasing demand in outsourcing services, and we should be the beneficiaries of that. We’re playing a much larger global game now with facilities on the ground in North America and Europe, and we’ll look very closely at whether we want to do the same thing in Japan. If we don’t have preclinical facilities on the ground, and we’d like to, we have a large research model business in Japan, a large sales force, and we’ll be able to sell services from Europe or Europe into Japan. And Inveresk by the way had a pretax margin in a preclinical business of 26% last quarter. Ours was about 21% for the quarter, and about 19% year-to-date. So we directionally have some margin expansion opportunity as a result, when we get into sort of best practices across businesses.

Our clinical business is a new one for us and a new growth opportunity for us. It rounds out our portfolio. I think one of the great strengths of Charles River has been that we have a large international portfolio of different products and services that aren’t necessarily correlated with one another, and we tend to sort of be strong almost no matter what the macro or micro trends are, and if there are shifts between discovery and development and preclinical and clinical, since we’re in all of those areas, we tend to fare well.

At the moment, all of our businesses in all geographic locales are performing well. It’s a beautiful thing. It’s not necessarily something that we can guarantee for the future, but the clinical business is one that we have not focused on. I’ve been quite verbal in saying it’s not really business that we wanted to pursue. We now find ourselves in it. I think in a positive way, in an improving margin basis with a strong phase one, very strong phase one clinic, with phase two through four capability, but smaller earlier stage studies, and it’s clear that phase one is considered by most pharma companies as a last portion of preclinical trials. In fact, it’s usually the same buyer.

So clearly we are probably missing some opportunities, particularly with biotech clients, to have their preclinical business because we don’t have a phase one opportunity. So we see this as rounding out the portfolio. It’s a business that we’re going to be very strategic and deliberate on how we grow it. I think we’ll have much more of a niche strategy than try to have a very big footprint in this space. There are other players in this space that are large and decidedly mediocre, and again, it has operating margins certainly lower than we like. We’re hopeful we can get it into the high teens. It’s sort of midteens at the moment.

And lastly Paul, I would say that as we sort of look at where we think we can go for the foreseeable future, clearly, R&D spending by our clients is increasing back to double-digit levels. And outsourcing for sure is increasing, with a vengeance. My personal opinion has been and continues to be that the primary thing that will impair outsourcing is that we either don’t have capacity or do lousy work. We, all of us in this industry, I think, if we have space and we do good work, drug companies are going to outsource more and more of this work. Only about 20% of the source is currently being outsourced. Obviously provide substantial opportunity.

So I would say quite simply that we think we have a business that will grow at least at double-digit rates, low double-digit rates organically. Obviously, the preclinical and clinical businesses will grow faster than the research model services business. At the moment, the research model services business has substantially higher operating margins, just to remind you. 33% for research model and services in the second quarter and 21% for the preclinical business, so substantially higher. I think they’ll probably stay higher.

Acquisitions continue. Will, I think, continue to be a key component of our growth. Obviously, we will close and digest this deal, but even with this deal, our coverage net debt to total cap basis is 1.7, so we’ve got really good coverage ratios and will continue to have a strong balance sheet, and so as — if and as there are appropriate strategic acquisitions we will certainly look at them.

And lastly, I think we have opportunities to continue to grow operating margins, as we always have. Clearly, on the preclinical side, as we have best practices across all of the businesses, particularly since Inveresk operating margin is so much higher than Charles River, there will be some opportunities there sort of across the whole company. The clinical business has had improving margin every year since we bought Clintrials and I believe will continue to do so.

And I think the combination of the two is powerful, and I frankly don’t think that Inveresk as work enough to create linkages between their preclinical businesses in Europe and Japan or the clinical business and their preclinical business, and we will work harder to do that, and while it continues to astound even us, the research model and services business, given its size and its scope and market leadership metrics, we are continuing to improve the margins there, but one should expect modest improvement there rather than I think more significant improvement that we’ll see in the other places.

So we’re really excited about our products and service portfolio going forward. We think that we’re sort of writing the sweet spot of where good pharma and biotech need us to be, as they continue to outsource and depend more on companies like us. So now we’ll chat.

Unidentified: I’ll just ask a couple of questions, and we’ll have everybody else speak up too. The most common question I receive today of the Inveresk merger announcement was that people who have known and even owned the service stocks in the past said that they have had historically low predictability, high volatility, and you know, low barriers to entry, and they just question the quality of service business in general, and found that kind of a disappointing aspect, that you now had a big chunk of service as part of the firm. What’s your counter-argument to that, Jim?

Jim Foster: I think that inherently services businesses have a higher level of volatility. Sure, we’ve experienced thet. I don’t think we’ve experienced much volatility at all on the service side of our animal business, so just to distinguish that for moment because that’s certainly a large and growing business for us. And I think to some extent there’s a trade-off, so we’ve got a higher margin business on the product side, but lower growth. So I don’t think the offset is the growth potential. I think that historical trends are not necessarily relevant. So I think that what’s happened historically in certainly the preclinical business is not necessarily predictive or precursors to what we’re going to see in the future.

I think we have a totally different client base as we go forward. Managers are continuing literally as we speak. They’re instigating additional outsourcing needs, and so I think that some of the troughs that we’ve seen ought to be smoothed out by incremental outsourcing. As I said in my remarks, I think as long as we have the capacity and do good work. You certainly have to do both. I think the drug companies are really up against us in a lot of ways, so that got — in order to improve the pipelines, they’ve got to have a greater focus on basic discovery and also getting drugs through the clinic into the market as quickly as possible.

So I think the general statement would be that we think outsourcing will help, and so I really do think the troughs, if they exist, will be lower. I don’t know if the peaks will be lower, but I think that continuing to have a larger portfolio of products and services on an international basis helps us as a company to sort of balance all of that, so even in 2002, where the trough got really deep, 2003 I’m sorry, the trough got really deep for us, we had 11% growth and improved our operating margins, and we generated almost $100 million of free cash flow, because we had other businesses that didn’t, so I’m not sure I would we’d like to only be in any of the segments that we’re in, because things always ebb and flow and shift, so I think going forward that the outsourced capabilities of us and a lot of other people are going to the much more important to our clients.

Paul Knight : Now, my biggest — my most positive comment I could make about acquisition was that as I talk to people in the field, the players who are specialists providing transgenic animals, and even companies that are offering wholesale screening, there are alternatives developing through the traditional animal models that existed. Does this allow you to keep your foot in those more rapidly growing markets? Can you now offer those services, those type of products, with an Inveresk as part of the company?

Jim Foster: Yes, well I mean on the transgenic side, I mean as I said, the whole disease model area is absolutely — we think can fundamentally change the very discovery process because you’ve got animal models that are clearly going to be better predictors in human disease, so that will change. We’ll continue to change the research model business going forward. I don’t — the merger is not — it’s sort of neutral on that subject, and as I said, we don’t create the models ourselves and don’t intend to, but we’re going to continue to see a gravitation toward them. We’re getting much higher ASP’s for them, as high as 10 times higher. Hopefully, we’ll get some margin expansion on that as well, and so I think there’s a fundamental change in the way animal models are being used.

Now, we are experiencing right now a significant uptick in animal models sales, and that’s a direct function of more money coming into the sector, and doing more basic R&D. Some of the technologies I think you’re referring to, which are used in some of the early discovery phase is, most of which are in vitro or non animal, tend to accelerate the process of sort of the go or no go decisions earlier, and actually have the net result of increasing animal usage because the minute they come out of in vitro screens, they immediately put them in the animals for relatively short periods of time, but they do going to animals to determine whether the sort of safety issues are as they thought they were in vitro, so we’ve actually seen an uptick as a result of the technology.

Paul Knight: Any questions from anybody here?

Unidentified: (inaudible)

Jim Foster: There’s nothing apparent at the current time. Demand is I would say intensifying. There’s more discussions about preferred provider agreements, so more large clients going to lock up larger pieces of our facilities for longer periods of time. Concerned about not having their own space, not having access to other people’s space, capacity for both the Charles River an Inveresk side, which is a big — a relatively large part of the market now. Capacity utilization is quite good at the current time, and we’re expanding facilities on all — both in Europe, U.S., and Canada. Looks like the competition is as well, so that doesn’t appear to be any indication of slow down.

You know, the cycles have historically been sort of four to five years. I’m getting a lot — got a lot of questions before and after this deal. OK, so business is great, and it was great four years ago, when is the next cycle? It doesn’t really call for this question. You know, I don’t have a crystal ball. I can’t predict the future. I do think that the current state of the pharmaceutical industry and where it looks like it’s going is dramatically different than it was historically, and that sort of scream to us that the outsourcing demand should continue. At what rate, I don’t know.

You know, we’ll all do the best we can to add capacity in a rational way so that we don’t miss opportunities and we don’t overbuild, but I’ve been spending a lot of time obviously before this deal and most — and recently, and I’ve got some meetings set up in the fourth quarter with heads of research for some of the big drug companies, and heads of tox (ph), just to talk some more about outsourcing trends and what’s the strategy because I don’t want to talk to people who are threatened by it I want to talk to people who are sort of looking out into the future. And I hear a lot of people saying — putting money into animal space or toxicology studies, which is not a priority for them, and so they’re counting on us. So I do see any indications at all. To the contrary, backlogs are quite good and demand is quite good activity is quite good.

he number of proposals are increasing, and as I said, it looks like a trend toward clients wanting to lock up space, and I think that’s probably a good trend. What it does for companies like us is since capacity utilization is so directly correlateable (ph) with profitability, you have higher utilization as a result of that, and gives a steadier our business. By the same token, you don’t want to crowd outgrowing companies, so you have to try to — you have to try to maintain a balance. You also want to try to maintain a balance between the really high margin stuff, which is things like infusion and inhalation versus the lower margin activities, which are general tox (ph).

Paul Knight: Any other questions? Yes.

Unidentified: (inaudible)

Jim Foster: Yes, we know more sort of everyday. Could you repeat the question? Oh, you want me to repeat it? I don’t know if I was listening. Yes, he’s asking now that we’re moving through the deal, do we see greater ability to move Charles River’s margins in the preclinical business closer to Inveresk, which of course, is some of the basis of the bargain here, and I think yes, we’re learning more about it everyday. You know, there are slightly different mixes of services, so in facilities where they have a larger infrastructure and they do only specialty work, just by definition, a higher margin activity.

Having said that, there are methodologies that they have in their business that I think we’ll gravitate towards. There are buying opportunities, both in terms of products and services that we bring in house, that are beneficial as well. And I think that the way we utilize our facilities and build new ones will I think be more — will more mirror what they do, so clearly, our intention and fundamental believes is that both — for both companies, both separately and independently, separately and together as we go forward, that we’ll have margin expansion in both places. So yes, we’re quite confident in that. And I think the ability to provide those capabilities on both sides of the ocean also enhances your ability to I don’t know — to be more positive with your pricing opportunities, and I think we will.

Paul Knight: You had mentioned in a couple of your comments that things have changed in the pharmaceutical industry or the customer base from where they were. Could you may be add color to that? I mean is it that just there’s flat-out less merger than we had starting in ‘98 binge (ph) and onwards? Or what is different than we had the last three or six years?

Jim Foster: Well, I mean the mergers have continued and are continuing, so what’s happened is that— I think we look back. In 1995, we had 25 major pharma companies as clients in the U.S.. There’s seven of them left, and I think in a couple of years all seven of them won’t be left. So we have much bigger clients, with a pipeline of patent issues and technologies issues, and getting drugs to market issues. Obviously, the process is actually elongated and more expensive. I think everybody knows that. And I think that they’re reliant on everyone — talking about big pharma, from funding (ph) biotech companies, to outsourcing more of their activities is a necessity. I don’t think it’s optional, it’s clearly a necessity for biotech (inaudible), and since we do business with all the pharma companies, and I can tell you that there’s more outsourcing from the bigger ones than the smaller ones, that it’s inevitable that the smaller ones will have to follow. So I just think we have a fundamentally different marketplace, where they’re much less independent, they’re much less sort of all company holistic, and they’re relying much more readily on others to get their work done. And I can’t imagine what would change that metric.

Paul Knight: OK. More questions? Transgenic — there’s not a last one. The transgenic market is the fastest-growing portion of the animal model market. Now, there’s three of you, it seems to me. It’s you, who will get academic and other IT on the transgenic side, and put them through your system and house them. There’s Taconic, that is really a transgenic house, is my view, and then there’s Jackson, the nonprofit. How are you able to land the IT and get them in your system first as a Jackson or the Taconics?

Jim Foster: Well, it’s relatively straightforward. Jackson’s going to great their own model, so they may land their own IT. Of course, I will remind you that we distribute now all of Jackson’s animals in Europe and Japan, so even if they do that, we’ll get some piece of it. So if you think about the fact that most of the animal models that we licensed come out of the government or primarily major universities — so I’ll just make this up (ph). So if you’re Yale, and you just spent $10 million to develop a cardiovascular model, and you now want to commercialize it, I would go first to Charles River, to maximize my return on that. So we have the largest footprint across the world, and so we see lots of models weekly. It’s just a steady stream. We’re constantly evaluating them, and it’s much more of an issue of what we will commit to and what we’ll allocate space to produce or sales force to sell versus whether we’ll find them, so I think we almost always get the first bite of the apple.

Paul Knight: And then we’ve talked about pharma, could you — sort of 33 seconds left, could you talk about how the biotech end margins have been kind of shaping up as the year progressed versus last year?

Jim Foster: Demand from biotechs, I would say has been intensifying and accelerating for the last 12 to 18 months or so. Becomes a slightly larger piece of the pie for us, just because we’re the largest service entity now, and biotech’s as I said earlier, by definition, outsources, so they’ll continue to be an important part of our client base.

Paul Knight: And with that, I guess you're done.

Jim Foster: Yes.

Paul Knight: Thank you very much.

Jim Foster: Thanks a lot.

END